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                                 [LETTERHEAD]

                                                                August 27, 1996
Dear [NAME]:


I am happy to inform you that the Board of Directors of Circon Corporation has adopted an Employee Retention Plan and designated you for participation in that Plan. I am writing to describe the details of the Plan to you. Of course, I sincerely believe that all Circon employees would be vital to a new company if control were to change hands and, for that reason, we intend that those employees not specifically designated as participants in this Plan will be covered by our current severance policy.

We recognize that U.S. Surgical's offer makes this an unsettling time for everyone at Circon. Many of you have expressed concerns about the impact this hostile bid could have on your own future. We want to alleviate those concerns. For Circon, this is a particularly bad time for any of us to take our eyes off the ball. Circon has a terrific future ahead if it, and we believe we have the right strategic plan in place to realize that future. But to make that happen, we must complete the integration of Circon and Cabot, and we must continue the ongoing process of preparing ourselves for the changing world of health care, here and abroad.

This is no time for distractions. We need you to remain focused and confident and productive. We hope the Employee Retention Plan we have adopted will reduce distractions and stimulate productivity. We rely on the skills and talents and dedication of our employees every day -- but never more than now. We need you -
- - and we need you at your best.

The Employee Retention Plan we have created has two parts. One part provides you with additional compensation if there is a change in control at Circon. In other words, if U.S. Surgical, or some other party, buys all of, or a majority interest in, our Company, you are eligible to receive a portion of the compensation payable under the Plan if you stay with Circon for a ninety day period after the acquisition. Furthermore, the Plan provides you with additional compensation, if you lose your job within a specified period of time after a change in control takes place. I am not going to spell out the details her; an attachment to this letter will give you specific information about the Plan provisions that apply to you. Recognize, however, that the implementation and control of the Plan remain with the Board of Directors.

But the point of our new Employee Retention Plan is: Don't let yourself be distracted by U.S. Surgical's actions. We have strong defenses against unsolicited, hostile offers that aren't in our shareholders' best interests, and we intend to use them. In the long run, the key to all our futures is how well we perform. We have the right people. We have the right plan. Now we need the right execution. That execution depends on you, and me, and hundreds of our associates. We are all counting on each other. I urge you: Stay the course. It's worth it.

Sincerely,